Exhibit i(6)
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

September 25, 2006

MassMutual Premier Funds

1295 State Street

Springfield, MA 01111

Ladies and Gentlemen:

We are furnishing this opinion in connection with the filing of Post-Effective Amendment No. 39 (the “Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, by MassMutual Premier Funds (the “Trust”) for the registration of an indefinite number of Class A, Class L, Class N, Class S, and Class Y shares of beneficial interest (the “Shares”) of the Trust’s MassMutual Premier Main Street Small Cap Fund series (the “Fund”).

We are familiar with the actions taken by the Trust’s Trustees to authorize the issuance of the Shares. We have examined records of Trustee action, and copies of the Trust’s Agreement and Declaration of Trust, as amended (the “Agreement and Declaration of Trust”), and Bylaws, each as certified to us by an Assistant Clerk of the Trust. We have also examined such other documents as we deem necessary for the purpose of this opinion.

We assume that, upon sale of the Shares, the Trust will receive the net asset value thereof.

Based upon and subject to the foregoing, we are of the opinion that:

1.	The Trust has been duly organized and is a validly existing unincorporated association under and by virtue of the laws of The Commonwealth of Massachusetts; and

2.	The Trust is authorized to issue an unlimited number of Class A, Class L, Class N, Class S, and Class Y Shares of the Fund and that when such Shares have been duly issued and sold, they will be validly issued, fully paid, and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims

MassMutual Premier Funds	-2-	September 25, 2006

shareholder liability for obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate, or undertaking made or issued on behalf of the Trust by the Trustees, by any officer of the Trust, or otherwise. The Agreement and Declaration of Trust provides for allocation of the assets and liabilities of the Trust among its portfolio series, and further provides for indemnification out of the property of a portfolio series for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability should be limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP